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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                        Under the Securities Act of 1934
                                (Amendment No. *)

                                OSPREY GOLD CORP.
                                -----------------
                                (Name of Issuer)


                          COMMON STOCK $.0002 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)


                                    688400100
                                    ---------
                                 (CUSIP Number)


                          LINDA KENT, OSPREY GOLD CORP.
                                 41A AVENUE ROAD
                               TORONTO ON M5R 2G3
                                 (416-955-1588)
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices & Communications)

                                DECEMBER 23, 2004
                                -----------------
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.


                               (Page 1 of 5 Pages)

CUSIP No. 688400100                                                  Page 2 of 5

1)       Names of Reporting Persons S.S. or I.R.S. Identification No. of Above
         Persons

                                    CREDIFINANCE CAPITAL CORP. IRS NO. 980143258
         -----------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         a)

         b)
         -----------------------------------------------------------------------
3)       SEC Use Only


         -----------------------------------------------------------------------
4)       Source of Funds

                                                                 WC (SEE ITEM 3)
         -----------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(c)


         -----------------------------------------------------------------------
6)       Citizenship or Place of Organization

                                                               STATE OF DELAWARE
         -----------------------------------------------------------------------

                  Number of       (7)  Sole Voting Power              15,500,000
                  Shares Bene-    ----------------------------------------------
                   ficially       (8)  Shared Voting Power
                  Owned by        ----------------------------------------------
                  Each Report-    (9)  Sole Dispositive Power         15,500,000
                  ing Person      ----------------------------------------------
                  With            (10) Shared Dispositive Power
         -----------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                      15,500,000
         -----------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         -----------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)

                                                                           7.93%
         -----------------------------------------------------------------------
14)      Type of Reporting Person (See Instruction)

                                                                              CO
         -----------------------------------------------------------------------

CUSIP No. 688400100                                                  Page 3 of 5

ITEM 1. SECURITY AND BACKGROUND

Common Stock, $.0002 par value per share

Osprey Gold Corp.
502 East John Street Room E
Carson City NV 89706

ITEM 2. IDENTITY AND BACKGROUND

This statement is a single filing of Credifinance Capital Corp., incorporated in the State of Delaware and registered in the State of Florida with its head office at 1232 North Ocean Way, Palm Beach FL 33480. Credifinance Capital Corp. is wholly owned by Finance and Research Development (FRD) Trust, a trust registered under the authority of the St. Vincent Trust Authority, St. Vincent Trust Services Limited, 112 Bonadie Street, Kingston, St. Vincent & the Grenadines, WI.

Mr. Peter Prendergast and St. Vincent Trust Services Limited are the Trustees of the Trust. Mr. Benarroch is not a beneficiary of the trust.

Mr. Georges Benarroch, a Director of the Issuer, is a Director and Officer of Credifinance Capital Corp. Mr. Benarroch is a Canadian citizen with a residential address of 68 Rue Spontini, Paris France 75016. During the last five years, Mr. Benarroch has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Peter Prendergast is a Director of Credifinance Capital Corp and a Trustee of Finance Research and Development (FRD) Trust. Mr. Prendergast is a Canadian citizen with a residential address of 78 Hazelton Avenue, Toronto ON M5R 2E2. Mr. Prendergast is a businessman in the city of Toronto. During the last five years, Mr. Prendergast has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Common Stock beneficially owned by Credifinance Capital Corp. were acquired from working capital of Credifinance Capital Corp. and from the conversion of debts due to the Filer by the Issuer.

CUSIP No. 688400100                                                  Page 4 of 5

ITEM 4. PURPOSE OF THE TRANSACTION

The reporting entity filing this statement acquired beneficial ownership of the respective shares of Common Stock for investment purposes, but does not have any present plans or proposals which relate to or would result in:


a) The acquisition by any person of additional securities of the issuer, or the disposition of such securities;

b) An extraordinary corporation transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries;

c) A sale or transfer of a material amount of the assets of the issuer or any of its subsidiaries;

d) Any change in the board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e) Any material change in the present capitalization or dividend policy of the issuer;

f) Any other material change in the issuer's business or corporate structure;

g) Changes in the issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the issuer by any person;

h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

j)       Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Credifinance Capital Corp., by virtue of its security holding, is the beneficial owner of 15,500,000 shares of Common Stock, or 7.93%.

No transactions in shares of Common Stock of the issuer were effected by the reporting person during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer.

CUSIP No. 688400100                                                  Page 5 of 5

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              CREDIFINANCE CAPITAL CORP.


Dated: January 7, 2005                   By:             /s/ Georges Benarroch
                                             ----------------------------------
                                                GEORGES BENARROCH, PRESIDENT